UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): March 9, 2021

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

Item 1. Fundamental Changes

BROKER-DEALER AGREEMENT.

On March 3, 2021, Med-X, Inc. executed a new Broker Dealer Agreement with Dalmore Group, LLC (“Dalmore”) a registered member of FINRA and the Securities Investor Protection Corporation (“SIPC”) pursuant to which Dalmore has agreed to provide or arrange certain compliance and administrative services for Med-X’s Regulation A+ Offering, including interaction with Prime Trust, LLC who is the escrow agent. Until Med-X, Inc. files a 253(g)(2) with the SEC and until FINRA issues a No Objection Letter to Dalmore permitting it to act as the broker/dealer of record (“BDOR”) for Med-X, Inc. on the terms outlined in its Engagement Agreement Med-X, Inc. will continue to operate under its current Engagement Agreement with HB Securities, LLC (formerly known as NMS Capital Advisors, LLC) (“Investment Bank” or “NMS”), a registered broker dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (“FINRA”) dated April 29, 2019 which will be given an immediate notice of termination. Once Dalmore receives a No Objection Letter from FINRA, Med-X, Inc. will notify HB Securities, LLC of a termination date.

The initial term of the Agreement shall extend for a period of twelve (12) months and shall extend for additional consecutive twelve-month periods as set forth in the Agreement. In consideration for these services, the Company has agreed to pay Dalmore the following consideration: (a) a fee equal to one hundred (100) basis points on the aggregate amount raised by the Client, (b) Dalmore will receive an additional 7% commission on investors that are specifically introduced by Dalmore or brought through the “Dalmore” Broker Dealer syndication to the Client. This will only start after FINRA Corporate Finance issues a No Objection Letter for the Offering. Client authorizes Dalmore to deduct the fee directly from the Client’s third-party escrow or payment account, (c) reimbursement of a one-time advance payment for reasonable and necessary out of pocket expenses of $5,000. Payment is due and payable within three (3) days upon or after execution of this agreement. (d) Med-X shall also engage Dalmore as a consultant to provide ongoing general consulting services relating to the Offering such as coordination with third party vendors and general guidance with respect to the Offering. The Client will pay a one-time Consulting Fee of $20,000 which will be due and payable within thirty (30) days after FINRA issues a No Objection Letter.

The foregoing description of the terms of the Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Agreement, which is filed herewith as Exhibit 6.7 and is incorporated herein by reference.

Item 9. Exhibits

Exhibit Number	Description
6.7	Broker-Dealer Agreement executed March 3, 2021, between Med-X, Inc., and Dalmore Group, LLC

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC.

(Exact name of issuer as specified in its charter)

Date: March 9, 2021	/s/ Ronald J. Tchorzewski
Ronald J. Tchorzewski – Chief Financial Officer

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